Registration No.  333-37318
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 2 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 439

B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on June 30, 2000 at 2:00 p.m. pursuant to Rule 487.

                ________________________________

         European Target 20 Portfolio, 3(rd) Quarter 2000 Series
          Target Small-Cap Portfolio, 3(rd) Quarter 2000 Series

                                 FT 439

FT 439 is a series of a unit investment trust, the FT Series. FT 439 consists of two separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a portfolio of common stocks ("Securities") selected by applying a specialized strategy. The objective of each Trust is to provide an above-average total return.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   First Trust (registered trademark)
                             1-800-621-9533


              The date of this prospectus is June 30, 2000

                    Table of Contents

Summary of Essential Information                           3
Fee Table                                                  4
Report of Independent Auditors                             5
Statements of Net Assets                                   6
Schedules of Investments                                   7
The FT Series                                             10
Portfolios                                                10
Risk Factors                                              11
Hypothetical Performance Information                      13
Public Offering                                           16
Distribution of Units                                     18
The Sponsor's Profits                                     19
The Secondary Market                                      19
How We Purchase Units                                     19
Expenses and Charges                                      19
Tax Status                                                20
Retirement Plans                                          22
Rights of Unit Holders                                    22
Income and Capital Distributions                          23
Redeeming Your Units                                      23
Investing in a New Trust                                  24
Removing Securities from a Trust                          25
Amending or Terminating the Indenture                     26
Information on the Sponsor, Trustee and Evaluator         27
Other Information                                         28

                      Summary of Essential Information

                                 FT 439


 At the Opening of Business on the Initial Date of Deposit-June 30, 2000


                   Sponsor:   Nike Securities L.P.
                   Trustee:   The Chase Manhattan Bank
                 Evaluator:   First Trust Advisors L.P.

                                                                                  European Target 20   Target Small-Cap
                                                                                  Portfolio            Portfolio
                                                                                  3(rd) Quarter        3(rd) Quarter
                                                                                  2000 Series          2000 Series
                                                                                  ____________         ____________
Initial Number of Units (1)                                                            14,996               14,994
Fractional Undivided Interest in the Trust per Unit (1)                              1/14,996             1/14,994
Public Offering Price:
   Aggregate Offering Price Evaluation of Securities per Unit (2)                  $    9.900           $    9.900
   Maximum Sales Charge of 2.65% of the Public Offering Price per Unit
      (2.677% of the net amount invested, exclusive of the deferred sales          $     .265           $     .265
charge) (3)
   Less Deferred Sales Charge per Unit                                             $    (.165)          $    (.165)
Public Offering Price per Unit (4)                                                 $   10.000           $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                                    $    9.735           $    9.735
Redemption Price per Unit (based on aggregate underlying value
    of Securities less the deferred sales charge) (5)                              $    9.735           $    9.735
Estimated Net Annual Distributions per Unit (6)                                    $    .3143                 N.A.
Cash CUSIP Number                                                                  30265J 824           30265J 857
Reinvestment CUSIP Number                                                          30265J 832           30265J 865
Fee Accounts Cash CUSIP Number                                                     30265J 840           30265J 873
Fee Accounts Reinvestment CUSIP Number                                             30265N 510           30265N 528
Security Code                                                                           58940                58943

First Settlement Date                                 July 6, 2000
Rollover Notification Date                            September 1, 2001
Special Redemption and Liquidation Period             September 15, 2001 to September 28, 2001
Mandatory Termination Date (7)                        September 28, 2001
Income Distribution Record Date                       Fifteenth day of June and December, commencing December 15, 2000.
Income Distribution Date (6)                          Last day of June and December, commencing December 31, 2000.

____________

(1) As of the close of business on July 3, 2000, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) Each listed Security is valued at its last closing sale price on the relevant stock exchange on the business day prior to the Initial Date of Deposit. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price on such date. The value of foreign Securities trading in non-U.S. currencies is determined by converting the value of such Securities to their U.S. dollar equivalent based on the offering side of the currency exchange rate for the currency in which a Security is generally denominated at the Evaluation Time on the business day prior to the Initial Date of Deposit. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. See "Fee Table" and "Public Offering."

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(5) During the initial offering period the Sponsor's Initial Repurchase Price per Unit and Redemption Price per Unit will include the estimated organization costs per Unit set forth under "Fee Table." After the initial offering period, the Sponsor's Initial Repurchase Price per Unit and Redemption Price per Unit will not include such estimated organization costs. See "Redeeming Your Units."

(6) The actual net annual distributions per Unit you receive will vary from that set forth above with changes in a Trust's fees and expenses, dividends received, currency exchange rates, foreign withholding and with the sale of Securities. See "Fee Table" and "Expenses and Charges." Dividend yield was not a selection criterion for the Target Small-Cap Portfolio, 3(rd) Quarter 2000 Series. At the Rollover Notification Date for Rollover Unit holders or upon termination of a Trust for Remaining Unit holders, amounts in the Income Account (which consist of dividends on the Securities) will be included in amounts distributed to Unit holders. We will distribute money from the Capital Account monthly on the last day of each month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, we will distribute any funds in the Capital Account as part of the final liquidation distribution.

(7) See "Amending or Terminating the Indenture."

                                 Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public
Offering" and "Expenses and Charges." Although the Trusts have a term of approximately 15 months and are unit investment trusts rather than mutual funds, this information allows you to compare fees.

                                                              EUROPEAN TARGET 20               TARGET SMALL-CAP
                                                              PORTFOLIO, 3(RD) QUARTER         PORTFOLIO, 3(RD) QUARTER
                                                              2000 Series                      2000 Series
                                                              ______________                   ______________
                                                                              Amount                           Amount
                                                                              per Unit                         per Unit
                                                                              ______                           ______
Unit Holder Transaction Expenses
(as a percentage of public offering price)
Maximum sales charge                                          2.65%           $.265            2.65%           $.265
                                                              ======          ======           ======          ======
Initial sales charge (paid at the time of purchase)           1.00%(a)        $.100            1.00%(a)        $.100
Deferred sales charge (paid in installments or at redemption) 1.65%(b)         .165            1.65%(b)         .165

Maximum sales charge imposed on reinvested dividends          1.65%           $.165            1.65%           $.165
                                                              ======          ======           ======          ======

Organization Costs
(as a percentage of public offering price)
Estimated organization costs                                  .265%(c)        $.0265           .210%(c)        $.0210
                                                              ======          ======           ======          ======

Estimated Annual Trust Operating Expenses(d)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative
    and evaluation fees                                       .060%           $.0060           .060%           $.0060
Creation and development fee                                  .350%(e)         .0349           .350%(e)         .0349
Trustee's fee and other operating expenses                    .207%(f)         .0207           .082%(f)         .0082
                                                              ______          ______           ______          ______
Total                                                         .617%           $.0616           .492%           $.0491
                                                              ======          ======           ======          ======

                                 Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust for the periods shown and then sell your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that a Trust's operating expenses stay the same. Although your actual costs may vary, based on these assumptions your costs would be:

                                                          1 Year     3 Years    5 Years    10 Years
                                                          ______     _______    _______    ________
European Target 20 Portfolio, 3(rd) Quarter 2000 Series   $353       $873       $1,420     $2,907
Target Small-Cap Portfolio, 3(rd) Quarter 2000 Series      335        820        1,330      2,729

The example assumes that the principal amount and distributions are rolled annually into a New Trust, and you pay only the deferred sales charge. The example does not reflect sales charges on reinvested dividends and other distributions. If these sales charges were included, your costs would be higher.

_____________

(a) The initial sales charge is the difference between the maximum sales charge (2.65% of the Public Offering Price) and any remaining deferred sales charge.

(b) The deferred sales charge is a fixed dollar amount equal to $.165 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in ten monthly installments commencing October 20, 2000.

(c) Estimated organization costs will be deducted from the assets of a Trust at the end of the initial offering period.

(d) With the exception of the creation and development fee, each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(e) The creation and development fee compensates the Sponsor for creating and developing the Trusts. During the life of each Trust, this fee is accrued daily based on such Trust's net asset value at the annual rate of .35%. The Trusts pay the amount of any accrued creation and development fee to the Sponsor monthly from each Trust's assets. In connection with the creation and development fee, in no event will the Sponsor collect over the life of a Trust more than 1.00% of a Unit holder's initial investment.

(f) Other operating expenses do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

                       Report of Independent Auditors

The Sponsor, Nike Securities L.P., and Unit Holders

FT 439


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 439, comprised of the European Target 20 Portfolio, 3(rd) Quarter 2000 Series and the Target Small-Cap Portfolio, 3(rd) Quarter 2000 Series, as of the opening of business on June 30, 2000. These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audit.



We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the letter of credit allocated among the Trusts on June 30, 2000. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audit of the statements of net assets provides a reasonable basis for our opinion.



In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 439, comprised of the European Target 20 Portfolio; 3(rd) Quarter 2000 Series and the Target Small-Cap Portfolio, 3(rd) Quarter 2000 Series, at the opening of business on June 30, 2000 in conformity with accounting principles generally accepted in the United States.


                                     ERNST & YOUNG LLP


Chicago, Illinois
June 30, 2000

                          Statements of Net Assets

                                 FT 439


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2000


                                                                                    European Target 20   Target Small-Cap
                                                                                    Portfolio            Portfolio
                                                                                    3(rd) Quarter        3(rd) Quarter
                                                                                    2000 Series          2000 Series
                                                                                    _____________        ______________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                  $148,464             $148,443
Less liability for reimbursement to Sponsor for organization costs (3)                  (397)                (315)
Less liability for deferred sales charge (4)                                          (2,474)              (2,474)
                                                                                    _________            _________
Net assets                                                                          $145,593             $145,654
                                                                                    =========            =========
Units outstanding                                                                      14,996              14,994

ANALYSIS OF NET ASSETS
Cost to investors (5)                                                               $149,964             $149,942
Less maximum sales charge (5)                                                         (3,974)              (3,973)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                                           (397)                (315)
                                                                                    _________            __________
Net assets                                                                          $145,593             $145,654
                                                                                    =========            ==========

__________

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by The Chase Manhattan Bank, of which $400,000 will be allocated between the two Trusts in FT 439, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0265 and $.0210 per Unit for the European Target 20 Portfolio, 3(rd) Quarter 2000 Series and the Target Small-Cap Portfolio, 3(rd) Quarter 2000 Series, respectively. A payment will be made at the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions from a Trust ($.165 per Unit), payable to us in ten equal monthly installments beginning on October 20, 2000 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through July 20, 2001. If you redeem Units before July 20, 2001 you will have to pay the remaining amount of the deferred sales charge applicable to such Units when you redeem them.

(5) The aggregate cost to investors in a Trust includes a maximum sales charge (comprised of an initial and a deferred sales charge) computed at the rate of 2.65% of the Public Offering Price (equivalent to 2.677% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of sales charge as set forth under "Public
Offering."

                          Schedule of Investments

         European Target 20 Portfolio, 3(rd) Quarter 2000 Series
                                 FT 439


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2000


                                                                         Percentage
Number                                                                   of Aggregate Market        Cost of         Current
of                                                                       Offering     Value         Securities to   Dividend
Shares      Name of Issuer of Securities (1)                             Price        per Share     the Trust (2)   Yield (3)
______      _______________________________________                      _________    _________     _________       _________
  307         ABN AMRO Holding NV                                         5%          $24.155       $  7,415        3.15%
  625         Abbey National Plc                                          5%           11.888          7,430        5.72%
  158         Anglo American Plc                                          5%           47.127          7,446        3.35%
  186         BASF AG                                                     5%           39.861          7,414        3.86%
  305         Barclays Plc                                                5%           24.354          7,428        3.47%
  197         Bayer AG                                                    5%           37.623          7,412        3.49%
  467         CGNU Plc                                                    5%           15.886          7,419        4.04%
  141         DaimlerChrysler AG                                          5%           52.624          7,420        6.08%
  829         Diageo Plc                                                  5%            8.954          7,423        3.79%
1,304         ENI SpA                                                     5%            5.696          7,427        3.02%
  653         HSBC Holdings Plc                                           5%           11.371          7,425        3.18%
  787         Halifax Group Plc                                           5%            9.441          7,430        4.29%
  763         Lloyds TSB Group Plc                                        5%            9.729          7,424        4.62%
  217         RWE AG                                                      5%           34.194          7,420        3.98%
  445         Rio Tinto Plc                                               5%           16.677          7,421        3.47%
  451         Royal Bank of Scotland Group Plc                            5%           16.464          7,425        2.92%
  434         San Paolo-IMI SpA                                           5%           17.106          7,424        2.88%
  885         ScottishPower Plc                                           5%            8.392          7,427        3.36%
  126         Societe Generale                                            5%           58.815          7,411        3.77%
1,230       Unilever Plc                                                  5%            6.035          7,423        3.50%
                                                                      _______                       ________
                    Total Investments                                   100%                        $148,464
                                                                      =======                       ========

___________

See "Notes to Schedules of Investments" on page 9.

                          Schedule of Investments

          Target Small-Cap Portfolio, 3(rd) Quarter 2000 Series
                                 FT 439


 At the Opening of Business on the Initial Date of Deposit-June 30, 2000



Number                                                                       Percentage         Market        Cost of
of        Ticker Symbol and                                                  of Aggregate       Value per     Securities to
Shares    Name of Issuer of Securities (1)                                   Offering Price     Share         the Trust (2)
______    _______________________________________                            ____________       ________      ____________
196       THDO       The 3DO Company                                         1.05%              $ 7.969        $1,562
315       ADIC       Advanced Digital Information Corporation                3.33%               15.688         4,942
131       AMG        Affiliated Managers Group, Inc.                         3.83%               43.438         5,690
142       ACAS       American Capital Strategies, Ltd.                       2.28%               23.875         3,390
188       ANAD       ANADIGICS, Inc.                                         3.91%               30.875         5,804
109       ACAI       Atlantic Coast Airlines Holdings, Inc.                  2.31%               31.438         3,427
 81       ATW        Atwood Oceanics, Inc.                                   2.35%               43.125         3,493
230       AVNT       Avant! Corporation                                      2.69%               17.375         3,996
 74       BRKT       Brooktrout Inc.                                         1.06%               21.313         1,577
213       TMBR       Tom Brown, Inc.                                         3.10%               21.563         4,593
 91       CDIS       Cal Dive International, Inc.                            3.09%               50.375         4,584
178       CAKE       The Cheesecake Factory Incorporated                     3.46%               28.875         5,140
128       COHU       Cohu, Inc.                                              2.40%               27.875         3,568
 85       COO        The Cooper Companies, Inc.                              2.10%               36.625         3,113
362       CPRT       Copart, Inc.                                            3.80%               15.563         5,634
264       XTO        Cross Timbers Oil Company                               3.78%               21.250         5,610
 93       DAVX       Davox Corporation                                       0.89%               14.125         1,314
265       DURA       Dura Pharmaceuticals, Inc.                              2.63%               14.750         3,909
120       FFIV       F5 Networks, Inc.                                       4.31%               53.250         6,390
204       FILE       FileNET Corporation                                     2.55%               18.563         3,787
230       SEM        General Semiconductor, Inc.                             2.40%               15.500         3,565
100       GBBK       Greater Bay Bancorp                                     3.11%               46.188         4,619
158       HAIN       Hain Celestial Group, Inc.                              3.79%               35.563         5,619
 77       ICPT       The InterCept Group, Inc.                               1.24%               23.938         1,843
172       KNT        Kent Electronics Corporation                            3.47%               29.938         5,149
 52       LSTR       Landstar System, Inc.                                   1.86%               53.125         2,763
153       MNTR       Mentor Corporation                                      2.77%               26.875         4,112
 62       PFCB       P.F. Chang's China Bistro, Inc.                         1.36%               32.625         2,023
 82       PDII       Professional Detailing, Inc.                            1.73%               31.250         2,563
152       PSDI       Project Software & Development, Inc.                    2.46%               24.063         3,658
187       RMD        ResMed Inc.                                             3.37%               26.750         5,002
358       RI         Ruby Tuesday, Inc.                                      3.18%               13.188         4,721
 32       SCSC       ScanSource, Inc.                                        0.82%               38.000         1,216
146       SKYW       SkyWest, Inc.                                           3.79%               38.563         5,630
 88       SRCL       Stericycle, Inc.                                        1.38%               23.250         2,046
173       TTWO       Take-Two Interactive Software, Inc.                     1.36%               11.625         2,011
273       TOPP       The Topps Company, Inc.                                 2.00%               10.875         2,969
102       TWTR       Tweeter Home Entertainment Group, Inc.                  2.08%               30.250         3,085
 64       ULTE       Ultimate Electronics, Inc.                              1.18%               27.375         1,752
104       VMSI       Ventana Medical Systems, Inc.                           1.73%               24.750         2,574
                                                                            _______                          ________
                             Total Investments                                100%                           $148,443
                                                                            =======                          ========

___________

See "Notes to Schedules of Investments" on page 9.

Page 8


                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. We entered into purchase contracts for the Securities on June 30, 2000. Each Trust has a Mandatory Termination Date of September 28, 2001.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired-generally determined by the closing sale prices of the Securities on the applicable exchange (where applicable, converted into U.S. dollars at the offer side of the exchange rate at the Evaluation Time) at the Evaluation Time on June 29, 2000, the business day prior to the Initial Date of Deposit. The valuation of the Securities has been determined by the Evaluator, an affiliate of ours. The cost of the Securities to us and our loss (which is the difference between the cost of the Securities to us and the cost of the Securities to a Trust) are set forth below:

                                                                Cost of Securities  Profit
                                                                to Sponsor          (Loss)
                                                                ___________         ________
European Target 20 Portfolio, 3(rd) Quarter 2000 Series         $149,402            $  (938)
Target Small-Cap Portfolio, 3(rd) Quarter 2000 Series            149,541             (1,098)

(3) Current Dividend Yield for each Security was calculated by dividing the most recent annualized ordinary dividend paid on a Security by that Security's closing sale price at the Evaluation Time on the business day prior to the Initial Date of Deposit.

                      The FT Series

The FT Series Defined.

We, Nike Securities L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 439, consists of two separate portfolios set forth below:

- European Target 20 Portfolio
- Target Small-Cap Portfolio

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among Nike Securities L.P., as Sponsor, The Chase Manhattan Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE TRUSTEE AT 1-800-682-7520.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in a Trust, or cash (including a letter of credit) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments" for each Trust), and not the percentage relationship existing on the day we are creating new Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in a Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for a Trust to buy Securities. If we or an affiliate of ours act as agent to a Trust we will be subject to the restrictions under the Investment
Company Act of 1940, as amended.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in a Trust. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                       Portfolios

Objectives.

When you invest in a Trust you are purchasing a quality portfolio of attractive common stocks in one convenient purchase. Because the Trusts' lives are short (approximately 15 months), we cannot guarantee that a

Trust will achieve its objective or that a Trust will make money once expenses are deducted.

Each Trust's investment objective is to provide an above-average total return. The European Target 20 Portfolio, 3(rd) Quarter 2000 Series seeks to meet its objective through a combination of capital appreciation and dividend income, while the Target Small-Cap Portfolio, 3(rd) Quarter 2000 Series seeks its objective through capital appreciation. As discussed below, each Trust follows a different investment strategy to meet its objective.

Portfolio Strategies.

European Target 20 Portfolio Strategy.

The European Target 20 Portfolio invests in stocks with high dividend yields. Investing in stocks with high dividend yields may be effective in achieving the Trust's investment objective, because regular dividends are common for established companies, and dividends have historically accounted for a large portion of the total return on stocks. The European Target 20 Portfolio is determined as follows:

Step 1: We rank the 120 largest companies based on market capitalization which are headquartered in Austria, Belgium, Denmark, Finland, Germany, Greece, Ireland, Italy, the Netherlands, Norway, Portugal, Spain,
Sweden, Switzerland or the United Kingdom by dividend yield as of five business days prior to the date of this prospectus.

Step 2: We select the 20 highest dividend-yielding stocks for the European Target 20 Portfolio.

Target Small-Cap Portfolio Strategy.

The Target Small-Cap Portfolio invests in stocks with small market capitalizations which have recently exhibited certain positive financial attributes. The Target Small-Cap Portfolio is determined as follows:

Step 1: We select the stocks of all U.S. corporations which trade on the NYSE, the American Stock Exchange ("AMEX") or The Nasdaq Stock Market ("Nasdaq") (excluding limited partnerships, American Depositary Receipts and mineral and oil royalty trusts) as of two business days prior to the date of this prospectus.

Step 2: We then select companies which have a market capitalization of between $150 million and $1 billion and whose stock has an average daily dollar trading volume of at least $500,000.

Step 3: We next select stocks with positive three-year sales growth.

Step 4: From there we select those stocks whose most recent annual earnings are positive.

Step 5: We eliminate any stock whose price has appreciated by more than 75% in the last 12 months.

Step 6: We select the 40 stocks with the greatest price appreciation in the last 12 months on a relative market capitalization basis (highest to lowest) for the Target Small-Cap Portfolio.

For purposes of applying the Target Small-Cap Strategy, market capitalization and average trading volume are based on 1996 dollars which are periodically adjusted for inflation. All steps apply monthly and rolling quarterly data instead of annual figures where possible.

Companies which, based on publicly available information as of two business days prior to the date of this prospectus, are the subject of an announced business combination which we expect will happen within six months of date of this prospectus have been excluded from the Target Small-Cap Strategy Portfolio.


The publishers of the MSCI Europe Index and the Ibbotson Small-Cap Index are not affiliated with us and have not participated in creating the Trusts or selecting the Securities for the Trusts. None of the index publishers have approved of any of the information in this prospectus.


Please note that we applied each strategy which makes up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of a strategy would have resulted in the selection of different securities.

                      Risk Factors

Price Volatility. The European Target 20 Portfolio, 3(rd) Quarter 2000 Series invests in the common stock of foreign companies, while the Target Small-Cap Portfolio, 3(rd) Quarter 2000 Series may invest in the common stock of both domestic and foreign companies. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

The European Target 20 Portfolio, 3(rd) Quarter 2000 Series, which uses dividend yield as a selection criteria, employs a contrarian strategy in which the Securities selected share qualities that have caused them to have lower share prices or higher dividend yields than other common stocks in their peer group. There is no assurance that negative factors affecting the share price or dividend yield of these Securities will be overcome over the life of the Trust or that these Securities will increase in value.

The Target Small-Cap Portfolio, 3(rd) Quarter 2000 Series is concentrated in Securities issued by companies with market capitalizations of less than $1 billion. The share prices of these small-cap companies are often more volatile than those of larger companies as a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Strategy. Please note that we applied the strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of a strategy would have resulted in the selection of different securities. There is no guarantee the strategy or the investment objective of a Trust will be achieved. The actual performance of the Trusts will be different than the hypothetical returns of each Trust's comparative index. Because the Trusts are unmanaged and follow a strategy, the Trustee will not buy or sell Securities in the event a strategy is not achieving the desired results.

Financial Institutions Industry. Because more than 25% of the European Target 20 Portfolio is invested in common stocks of financial institutions, this Trust is considered to be concentrated in the financial institutions industry. A portfolio concentrated in a single industry may present more risk than a portfolio diversified over several industries. Financial institutions are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. In addition, financial institutions are extensively regulated and may be adversely affected by increased or changing regulations.

Financial institutions face increased competition from nontraditional lending sources as regulatory changes permit new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, or of the industries represented by these issuers, may negatively impact the share prices of these Securities. We cannot predict what impact any pending or threatened litigation will have on the share prices of the Securities.

Foreign Stocks. All of the Securities in the European Target 20 Portfolio, 3(rd) Quarter 2000 Series are issued by foreign companies, which makes the Trust subject to more risks than if it invested solely in domestic common stocks. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries.

The purchase and sale of the foreign Securities will generally occur only in foreign securities markets. Although we do not believe that the Trusts will have problems buying and selling these Securities, certain of the factors stated above may make it impossible to buy or sell them in a timely manner. Custody of certain of the Securities in the European Target 20 Portfolio is maintained by Cedel Bank S.A., a global custody and clearing institution which has entered into a sub-custodian relationship with the Trustee.

United Kingdom. The European Target 20 Portfolio, 3(rd) Quarter 2000 Series is also considered to be concentrated in common stocks of U.K. issuers. The United Kingdom is one of 15 members of the European Union ("EU") which was formed by the Maastricht Treaty on European Union. It is expected that the Treaty will have the effect of eliminating most remaining trade barriers between the member nations and make Europe one of the largest common markets in the world. However, the uncertain implementation of the Treaty provisions and recent rapid political and social change throughout Europe make the extent and nature of future economic development in the United Kingdom and Europe and their effect on Securities issued by U.K. issuers impossible to predict.

Unlike a majority of EU members, the United Kingdom did not convert its currency to the new common European currency, the euro, on January 1, 1999. All companies with significant markets or operations in Europe face strategic challenges as these entities adapt to a single currency. The euro conversion may materially impact revenues, expenses or income; increase competition; affect issuers' currency exchange rate risk and derivatives exposure; cause issuers to increase spending on information technology updates; and result in potentially adverse tax consequences. We cannot predict when or if the United Kingdom will convert to the euro or what impact the implementation of the euro throughout a majority of EU countries will have on U.K. or European issuers.

Exchange Rates. Because securities of foreign issuers generally pay dividends and trade in foreign currencies, the U.S. dollar value of these Securities (and therefore Units of the Trusts) will vary with fluctuations in foreign exchange rates. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons. The recent conversion by eleven of the fifteen EU members of their national currencies to the euro could negatively impact the market rate of exchange between such currencies (or the newly created euro) and the U.S. dollar.

To determine the value of foreign Securities or their dividends, the Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, these markets can be quite volatile, depending on the activity of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies. Since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not reflect the amount the Trusts would receive, in U.S. dollars, had the Trustee sold any particular currency in the market.

          Hypothetical Performance Information


The following table compares hypothetical performance information for the strategies employed by each Trust and the actual performance of the Ibbotson Small-Cap Index and the MSCI Europe Index in each of the full years listed below (and as of the most recent quarter).


These hypothetical returns should not be used to predict future performance of the Trusts. Returns from a Trust will differ from its strategy for several reasons, including the following:

- Total Return figures shown do not reflect commissions or taxes.

- Strategy returns are for calendar years (and through the most recent quarter), while the Trusts begin and end on various dates.

- Trusts have a maturity longer than one year.

- Trusts may not be fully invested at all times or equally weighted in all stocks comprising a strategy.

- Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

- For Trusts investing in foreign Securities, currency exchange rates may differ.

You should note that the Trusts are not designed to parallel movements in any index and it is not expected that they will do so. In fact, each Trust's strategy underperformed its comparative index in certain years and we cannot guarantee that a Trust will outperform its respective index over the life of a Trust or over consecutive rollover periods, if available. Each index differs widely in size and focus, as described below.

Ibbotson Small-Cap Index. The Ibbotson Small-Cap Index is a market capitalization weighted index of the ninth and tenth deciles of the New York Stock Exchange, plus stocks listed on the American Stock Exchange and over-the-counter with the same or less capitalization as the upper bound of the NYSE ninth decile.

MSCI Europe Index. The MSCI Europe Index is an equity market capitalization weighted index consisting of over 500 companies from all of the developed markets in Europe.

                   COMPARISON OF TOTAL RETURN(2)
(Strategy figures reflect the deduction of sales charges and expenses but not brokerage commissions or taxes.)

          Hypothetical
          Strategy Total Returns(1)    Index Total Returns
          _________________________    _____________________

          European    Target           MSCI       Ibbotson
          Target 20   Small-Cap        Europe     Small-Cap
Year      Strategy    Strategy         Index      Index
_____     ________    ________         ______     ______
1972                    9.06%                       4.43%
1973                  -27.14%                     -30.90%
1974                  -36.86%                     -19.95%
1975                   37.40%                      52.82%
1976                   42.92%                      57.38%
1977                   13.70%                      25.38%
1978                   14.99%                      23.46%
1979                   38.04%                      43.46%
1980                   59.07%                      38.88%
1981                  -11.75%                      13.88%
1982                   48.44%                      28.01%
1983                   28.39%                      39.67%
1984                   -3.46%                      -6.67%
1985      74.49%       47.99%          79.79%      24.66%
1986      39.57%       20.76%          44.46%       6.85%
1987      12.15%       12.43%           4.10%      -9.30%
1988      14.04%       20.60%          16.35%      22.87%
1989      30.21%       23.49%          29.06%      10.18%
1990      -3.04%       -1.30%          -3.37%     -21.56%
1991      13.87%       56.66%          13.66%      44.63%
1992      -6.54%       25.18%          -4.25%      23.35%
1993      34.46%       19.89%          29.79%      20.98%
1994      -3.06%       -0.28%           2.66%       3.11%
1995      31.82%       38.90%          22.13%      34.66%
1996      21.55%       32.27%          21.57%      17.62%
1997      26.07%       14.13%          24.20%      22.78%
1998      32.87%       -0.54%          28.80%      -7.38%
1999      26.33%       10.38%          14.12%      28.96%
2000      -8.09%        3.64%          -0.26%      17.92%
(thru 3/31)

________________

(1) The Strategy stocks for each Strategy for a given year consist of the common stocks selected by applying the respective Strategy as of the beginning of the period (and not the date the Trust actually sells Units).

(2) Total Return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Total Return figures assume that all dividends are reinvested semi-annually and all returns are stated in terms of U.S. dollars. Based on the year-by-year returns contained in the table, over the full years as listed above, the European Target 20 Strategy and the Target Small-Cap Strategy achieved an average annual total return of 21.47% and 16.57%, respectively. In addition, over this period, each individual strategy achieved a greater average annual total return than that of its corresponding index, the MSCI Europe Index and the Ibbotson Small-Cap Index which were 20.01% and 15.31%, respectively.

                     Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The total sales charge (which combines an initial up-front sales charge and a deferred sales charge).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities, changes in the relevant currency exchange rates, changes in the applicable commissions, stamp taxes, custodial fees and other costs associated with foreign trading, and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust portfolio, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of a Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Sales Charges.


The sales charge you will pay has both an initial and a deferred component. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 2.65% of the Public Offering Price and the maximum remaining deferred sales charge (initially $.165 per Unit). This initial sales charge is initially equal to approximately 1.00% of the Public Offering Price of a Unit, but will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge payments are made. When the Public Offering Price per Unit exceeds $10.00, the initial sales charge will exceed 1.00% of the Public Offering Price.



Monthly Deferred Sales Charge. In addition, ten monthly deferred sales charges of $.0165 per Unit will be deducted from a Trust's assets on approximately the twentieth day of each month from October 20, 2000 through July 20, 2001. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.65% of the Public Offering Price.

Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for "Fee Accounts" as described below) the maximum sales charge is reduced, as follows:

If you invest(in thousands)*              Your maximum
                                          sales charge
                                          will be
_______________                           ____________
$50 but less than $100                    2.40%
$100 but less than $150                   2.15%
$150 but less than $500                   1.80%
$500 but less than $1,000                 1.65%
$1,000 or more                            0.90%

*Breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trusts in this prospectus with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge. Any reduced sales charge is the responsibility of the party making the sale.

If you commit to purchase Units of the Trusts, or subsequent series of the Trusts, valued at $1,000,000 or more over a 12-month period, commencing with your first purchase you will receive the reduced sales charge set forth above on all individual purchases over $83,000.

You may use your Rollover proceeds from a previous series of a Trust to purchase Units of a Trust at the Public Offering Price less 1.00% (for Rollover purchases of $1,000,000 or more, the deferred sales charge will be limited to .90% of the Public Offering Price), but you will not be eligible to receive the reduced sales charges described in the above table. In addition, you may use termination proceeds from other unit investment trusts with a similar strategy as a Trust, or redemption or termination proceeds from any unit investment trust we sponsor, to purchase Units of the Trust during the initial offering period at the Public Offering Price less 1.00%. Please note that any deferred sales charge remaining on units you redeem to buy Units of these Trusts will be deducted from those redemption proceeds.


Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the initial or deferred sales charge described in this section on the purchase of Units. We reserve the right to limit or deny purchases of Units not subject to the initial or deferred sales charge by investors whose frequent trading activity we determine to be detrimental to the Trust.



Employees, officers and directors (and immediate family members) of the Sponsor, our related companies, dealers and their affiliates, and vendors providing services to us may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.


The Sponsor and certain dealers may establish a schedule where employees, officers and directors of such dealers can purchase Units of a Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealers for activities relating to the sale of Units (the "Employee Dealer Concession").

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, you will be credited the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of your Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will appraise the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

The total value of the Securities in the European Target 20 Portfolio during the initial offering period is computed on the basis of the offering side value of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary. In addition, during this period the aggregate underlying value of the Securities is computed on the basis of the bid side value of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time.

                  Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.25% of the Public Offering Price per Unit. However, for Units subject to a sales charge which are purchased using rollover, redemption and/or termination proceeds, this amount will be reduced to 1.3% of the sales price of these Units (0.5% for Rollover purchases of $1,000,000 or more).

Dealers and other selling agents who sell Units of a Trust during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:

Total sales per Trust                     Additional
(in millions)                             Concession
__________________________________        ___________
$1 but less than $3                       0.050%
$3 but less than $5                       0.100%
$5 or more                                0.150%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to the initial or deferred sales charge, but such Units will be included in determining whether the above volume sales levels are met. Dealers and other selling agents who, during any consecutive 12-month period, sell at least $2 billion worth of primary market units of unit investment trusts sponsored by us will receive a concession of $30,000 in the month following the achievement of this level. We reserve the right to change the amount of concessions or agency commissions from time to time. If we reacquire, or the Trustee redeems, Units from brokers, dealers or other selling agents while a market is being maintained for such Units, such entities agree to immediately repay to us any concession or agency commission relating to the reacquired Units. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Award Programs.

From time to time we may sponsor programs which provide awards to our dealers' registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trusts. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable sales charge on Units sold by such persons during such programs. We make these payments out of our own assets and not out of Trust assets. These programs will not change the price you pay for your Units.

Investment Comparisons.

From time to time we may compare the estimated returns of a Trust (which may show performance net of the expenses and charges a Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indices, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance.

                  The Sponsor's Profits

We will receive a gross sales commission equal to the maximum sales charge per Unit for each Trust less any reduced sales charge as stated in "Public Offering." Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                  The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                  How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                  Expenses and Charges

The estimated annual expenses of the Trusts are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of the Trusts from the Income Account of a Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

As Sponsor, we will be compensated for providing bookkeeping and other administrative services to the Trusts, and will receive brokerage fees when a Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts and will receive the fees set forth under "Fee Table" for providing portfolio supervisory and evaluation services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts.

The fees payable to us, First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fee paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such service in such year.


As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is accrued (and becomes a liability of the Trust) on a daily basis. The dollar amount of the creation and development fee accrued each day, which will vary with fluctuations in a Trust's net asset value, is determined by multiplying the net asset value of each Trust on that day by 1/365 of the annual creation and development fee of .35%. The total amount of any accrued but unpaid creation and development fee is paid to the Sponsor on a monthly basis from the assets of your Trust. If you redeem your Units, you will only be responsible for any accrued and unpaid creation and development fee through the date of redemption. In connection with the creation and development fee, in no event will the Sponsor collect more than 1.00% of a Unit holder's initial investment. We do not use this fee to pay distribution expenses or as compensation for sales efforts.


In addition to a Trust's operating expenses, and the fees described above, the Trusts may also incur the following charges:

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust;

- Foreign custodial and transaction fees, if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on a Trust. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of a Trust. If there is not enough cash in the Income or Capital Accounts of a Trust, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                       Tax Status

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trusts. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences.

Trust Status.


The Trusts will not be taxed as corporations for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by a Trust, and as such you will be considered to have received a pro rata share of income (i.e., dividends and capital gains, if any) from each Security when such income is considered to be received by a Trust. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from the Trust which you must take into account for federal income tax purposes is not reduced for amounts used to pay Trust expenses (including the deferred sales charge, if any).


Your Tax Basis and Income or Loss Upon Disposition.

If your Trust disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Security or other Trust asset by apportioning the cost of your Units, generally including sales charges, among each Security or other Trust asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the lowest tax bracket). Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine the holding period of your Units. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Tax Code may, however, treat certain capital gains as ordinary income in special situations.

Rollovers.

If you elect to have your proceeds from a Trust rolled over into the next series of such Trust, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of a Trust for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the trusts have substantially identical Securities under the wash sale provisions of the Internal Revenue Code.

In-Kind Distributions.


Under certain circumstances, you may request a distribution of Securities (an "In-Kind Distribution") from the Target Small-Cap Portfolio when you redeem your Units (except for Fee Accounts Units) or at the Trust's termination. If you request an In-Kind Distribution you will be responsible for any expenses related to this distribution. By electing to receive an In-Kind Distribution, you will receive whole shares of stock plus, possibly, cash.


You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by the Trust. However, if you also receive cash in exchange for a fractional share of a Security held by such Trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such fractional share of the Security.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes you must take into account your full pro rata share of a Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by a Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of a Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Distributions by a Trust that are treated as U.S. source income (e.g., dividends received on Securities of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. However, distributions by a Trust that are derived from dividends of Securities of a foreign corporation and that are not effectively connected to your conduct of a trade or business within the United States will generally not be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other U.S. persons, provided that less than 25% of the gross income of the foreign corporation over the three-year period ending with the close of the taxable year preceding payment was effectively connected to the conduct of a trade or business within the United States.

Some distributions by a Trust may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by a Trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

Under the existing income tax laws of the State and City of New York, the Trusts will not be taxed as corporations, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes.

                    Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                 Rights of Unit Holders

Unit Ownership.


The Trustee will treat as Record Owner of Units persons registered as such on its books. It is your responsibility to notify the Trustee when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form. All Fee Accounts Units, however, will be held in uncertificated form.


Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send you:

- A written initial transaction statement containing a description of your Trust;

- The number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you with the following information:

- A summary of transactions in your Trust for the year;

- Any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

            Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of a Trust. All other receipts, such as return of capital, are credited to the Capital Account of a Trust. Dividends received on foreign Securities, if any, are converted into U.S. dollars at the applicable exchange rate.

The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Income Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge or pay expenses, on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, unless you are a Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities. However, if you own Units of the Target Small-Cap Portfolio, you may elect to receive an In-Kind Distribution as described under "Amending or Terminating the Indenture." All Unit holders will receive a pro rata share of any other assets remaining in their Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of that Trust.


Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying the Trustee at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of your Trust. There is no sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.



                  Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account of a Trust if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account of a Trust. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN as generally discussed under "Income and Capital Distributions."


If you tender 1,000 Units or more of the Target Small-Cap Portfolio for redemption (except for Fee Accounts Units), rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, no In-Kind Distribution requests submitted during the nine business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.


The Trustee may sell Securities of a Trust to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in that Trust;
and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of such Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of such Trust, if any;

4. cash held for distribution to Unit holders of record of such Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by such Trust; and

dividing

1. the result by the number of outstanding Units of such Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, during the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                Investing in a New Trust

Each Trust's portfolio has been selected on the basis of capital appreciation potential for a limited time period. When each Trust is about to terminate, you may have the option to roll your proceeds into the next series of a Trust (the "New Trusts") if one is available. We intend to create the New Trusts in conjunction with the termination of the Trusts and plan to apply the same strategy we used to select the portfolio for the Trusts to the New Trusts.

If you wish to have the proceeds from your Units rolled into a New Trust you must notify the Trustee in writing of your election by the Rollover Notification Date stated in the "Summary of Essential Information." As a Rollover Unit holder, your Units will be redeemed and the underlying Securities sold by the Trustee, in its capacity as Distribution Agent, during the Special Redemption and Liquidation Period. The Distribution Agent may engage us or other brokers as its agent to sell the Securities.


Once all of the Securities are sold, your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject only to the maximum remaining deferred sales charge on such units (currently expected to be $.165 per unit). Units purchased using proceeds from Fee Accounts Units will generally not be subject to any deferred sales charge.


We intend to create New Trust units as quickly as possible, depending on the availability of the Securities contained in a New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See "Tax Status." If you elect not to participate as a Rollover Unit holder ("Remaining Unit holders"), you will not incur capital gains or losses due to the Special Redemption and Liquidation, nor will you be charged any additional sales charge. We may modify, amend or terminate this rollover option upon 60 days notice.

            Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of a Trust, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account of a Trust for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trusts to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed. To get the best price for a Trust we may specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of Units of unit investment trusts which we sponsor when we make recommendations to the Trustee as to which broker/dealers they select to execute the Trusts' portfolio transactions, or when acting as agent for the Trusts in acquiring or selling Securities on behalf of the Trusts.

          Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, each Trust will terminate on the Mandatory Termination Date. A Trust may be terminated prior to the Mandatory Termination Date:

- Upon the consent of 100% of the Unit holders;

- If the value of the Securities owned by such Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If a Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, including Unit holders' participation as Rollover Unit holders, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.


If you own at least 1,000 Units of the Target Small-Cap Portfolio, the Trustee will send you a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution of Securities (reduced by customary transfer and registration charges and subject to any additional restrictions imposed on Fee Accounts Units by "wrap fee" plans) rather than the typical cash distribution. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in either the Rollover Option or the In-Kind Distribution option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after your Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from a Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

    Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, Nike Securities L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $27 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 1999, the total partners' capital of Nike Securities L.P. was $19,881,035 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th Floor, New York, New York, 10004-2413. If you have questions regarding the Trusts, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trust; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                    Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

Ernst & Young LLP, independent auditors, have audited the Trusts' statements of net assets, including the schedules of investments, at the opening of business on the Initial Date of Deposit, as set forth in their report. We've included the Trusts' statements of net assets, including the schedules of investments, in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

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Page 31


                   FIRST TRUST (registered trademark)

         European Target 20 Portfolio, 3(rd) Quarter 2000 Series
          Target Small-Cap Portfolio, 3(rd) Quarter 2000 Series
                                 FT 439

                                Sponsor:

                          Nike Securities L.P.

                    1001 Warrenville Road, Suite 300

                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                        The Chase Manhattan Bank

                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

                       ________________________

When Units of the Trusts are no longer available, this prospectus may be used as a preliminary prospectus for a future series, in which case you should note the following:

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE
  MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE
COMMISSION. NO SECURITIES CAN BE SOLD IN ANY STATE WHERE A SALE WOULD BE
                                ILLEGAL.

                        ________________________

  This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                Commission in Washington, D.C. under the:

-  Securities Act of 1933 (file no. 333-37318) and

-  Investment Company Act of 1940 (file no. 811-05903)

  Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the Securities and Exchange Commission's Public
Reference Room in Washington D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the
                      Commission at 1-202-942-8090.

 Information about the Trusts is available on the EDGAR Database on the
                      Commission's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W.
                     Washington, D.C. 20549-0102
     e-mail address: publicinfo@sec.gov


                              June 30, 2000


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 32


                   First Trust  (registered trademark)

                         TARGET PORTFOLIO SERIES

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of unit investment trusts ("Trusts") contained in the Target Portfolio Series not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing.


This Information Supplement is dated June 30, 2000. Capitalized terms have been defined in the prospectus.


                                                   Table of Contents
Risk Factors
   Securities                                                                                                              1
   Dividends                                                                                                               1
   Foreign Issuers                                                                                                         2
      United Kingdom                                                                                                       3
   Exchange Rate                                                                                                           4
Concentrations
   Banks and Thrifts                                                                                                       7
   Small-Cap Companies                                                                                                     8
Portfolios
   Equity Securities Selected for European Target 20 Portfolio, 3(rd) Quarter 2000 Series                                  8
   Equity Securities Selected for Target Small-Cap Portfolio, 3(rd) Quarter 2000 Series                                    9

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trusts have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Foreign Issuers. Since all of the Securities included in the European Target 20 Portfolio consist of securities of foreign issuers, an investment in this Trust involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trust, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for such Trust.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the United States dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities. See "Exchange Rate" below.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trust are subject to exchange control restrictions under existing law which would materially interfere with payment to such Trust of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to such Trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trust and on the ability of such Trust to satisfy their obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to a Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by a Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trusts will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

United Kingdom. The emphasis of the United Kingdom's economy is in the private services sector, which includes the wholesale and retail sector, banking, finance, insurance and tourism. Services as a whole account for a majority of the United Kingdom's gross national product and makes a significant contribution to the country's balance of payments. The portfolios of the Trusts may contain common stocks of British companies engaged in such industries as banking, chemicals, building and construction, transportation, telecommunications and insurance. Many of these industries may be subject to government regulation, which may have a materially adverse effect on the performance of their stock. In the first quarter of 1998, gross domestic product (GDP) of the United Kingdom grew to a level 3.0% higher than in the first quarter of 1997, however the overall rate of GDP growth has slowed since the third quarter of 1997. The slow down largely reflects a deteriorating trade position and higher indirect taxes. The average quarterly rate of GDP growth in the United Kingdom (as well as in Europe generally) has been decelerating since 1994. The United Kingdom is a member of the European Union (the "EU") which was created through the formation of the Maastricht Treaty on European Union in late 1993. It is expected that the Treaty will have the effect of eliminating most remaining trade barriers between the 15 member nations and make Europe one of the largest common markets in the world. However, the effective implementation of the Treaty provisions and the rate at which trade barriers are eliminated is uncertain at this time. Furthermore, the recent rapid political and social change throughout Europe make the extent and nature of future economic development in the United Kingdom and Europe and the impact of such development upon the value of Securities issued by United Kingdom companies impossible to predict.

A majority of the EU members converted their existing sovereign currencies to a common currency (the "euro") on January 1, 1999. The United Kingdom did not participate in this conversion on January 1, 1999 and the Sponsor is unable to predict if or when the United Kingdom will convert to the euro. Moreover, it is not possible to accurately predict the effect of the current political and economic situation upon long-term inflation and balance of trade cycles and how these changes, as well as the implementation of a common currency throughout a majority of EU countries, would affect the currency exchange rate between the U.S. dollar and the British pound sterling. In addition, United Kingdom companies with significant markets or operations in other European countries (whether or not such countries are participating) face strategic challenges as these entities adapt to a single trans-national currency. The euro conversion may have a material impact on revenues, expenses or income from operations; increase competition due to the increased price transparency of EU markets; affect issuers' currency exchange rate risk and derivatives exposure; disrupt current contracts; cause issuers to increase spending on information technology updates required for the conversion; and result in potential adverse tax consequences. The Sponsor is unable to predict what impact, if any, the euro conversion will have on any of the Securities issued by United Kingdom companies in the Trusts.

Exchange Rate. The European Target 20 Portfolio is comprised totally of Securities that are principally traded in foreign currencies and as such, involve investment risks that are substantially different from an investment in a fund which invests in securities that are principally traded in United States dollars. The United States dollar value of the portfolio (and hence of the Units) and of the distributions from the portfolio will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the rate of inflation in the respective economies compared to the United States, the impact of interest rate differentials between different currencies on the movement of foreign currency rates, the balance of imports and exports goods and services, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries.

The post-World War II international monetary system was, until 1973, dominated by the Bretton Woods Treaty which established a system of fixed exchange rates and the convertibility of the United States dollar into gold through foreign central banks. Starting in 1971, growing volatility in the foreign exchange markets caused the United States to abandon gold convertibility and to effect a small devaluation of the United States dollar. In 1973, the system of fixed exchange rates between a number of the most important industrial countries of the world, among them the United States and most Western European countries, was completely abandoned. Subsequently, major industrialized countries have adopted "floating" exchange rates, under which daily currency valuations depend on supply and demand in a freely fluctuating international market. Many smaller or developing countries have continued to "peg" their currencies to the United States dollar although there has been some interest in recent years in "pegging" currencies to "baskets" of other currencies or to a Special Drawing Right administered by the International Monetary Fund. In Europe, the euro has been developed. Currencies are generally traded by leading international commercial banks and institutional investors (including corporate treasurers, money managers, pension funds and insurance companies). From time to time, central banks in a number of countries also are major buyers and sellers of foreign currencies, mostly for the purpose of preventing or reducing substantial exchange rate fluctuations.

Exchange rate fluctuations are partly dependent on a number of economic factors including economic conditions within countries, the impact of actual and proposed government policies on the value of currencies, interest rate differentials between the currencies and the balance of imports and exports of goods and services and transfers of income and capital from one country to another. These economic factors are influenced primarily by a particular country's monetary and fiscal policies (although the perceived political situation in a particular country may have an influence as well-particularly with respect to transfers of capital). Investor psychology may also be an important determinant of currency fluctuations in the short run. Moreover, institutional investors trying to anticipate the future relative strength or weakness of a particular currency may sometimes exercise considerable speculative influence on currency exchange rates by purchasing or selling large amounts of the same currency or currencies. However, over the long term, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

The following tables set forth, for the periods indicated, the range of fluctuation concerning the equivalent U.S. dollar rates of exchange and end-of-month equivalent U.S. dollar rates of exchange for the United Kingdom pound sterling and the euro:

                         Foreign Exchange Rates

              Range of Fluctuations in Foreign Currencies

                      United Kingdom
Annual                Pound Sterling/
Period                U.S. Dollar
_____                 __________
1983                  0.616-0.707
1984                  0.670-0.864
1985                  0.672-0.951
1986                  0.643-0.726
1987                  0.530-0.680
1988                  0.525-0.601
1989                  0.548-0.661
1990                  0.504-0.627
1991                  0.499-0.624
1992                  0.499-0.667
1993                  0.630-0.705
1994                  0.610-0.684
1995                  0.610-0.653
1996                  0.583-0.670
1997                  0.584-0.633
1998                  0.584-0.620
    1999              0.597-0.646

Source: Bloomberg L.P.

             End of Month Exchange Rates                          End of Month Exchange Rates
               for Foreign Currencies                         for Foreign Currencies (continued)

                   United Kingdom                                         United Kingdom
                   Pound Sterling/     Euro/                              Pound Sterling/     Euro/
Monthly Period     U.S. Dollar         U.S. Dollar    Monthly Period      U.S. Dollar         U.S. Dollar
________           __________          ________       __________          __________          ______
1993:                                                 1997:
 January              .673             N.A.            January               .624             N.A.
 February             .701             N.A.            February              .614             N.A.
 March                .660             N.A.            March                 .611             N.A.
 April                .635             N.A.            April                 .616             N.A.
 May                  .640             N.A.            May                   .610             N.A.
 June                 .671             N.A.            June                  .600             N.A.
 July                 .674             N.A.            July                  .609             N.A.
 August               .670             N.A.            August                .622             N.A.
 September            .668             N.A.            September             .619             N.A.
 October              .676             N.A.            October               .598             N.A.
 November             .673             N.A.            November              .592             N.A.
 December             .677             N.A.            December              .607             N.A.
1994:                                                 1998:
 January              .664             N.A.            January               .613             N.A.
 February             .673             N.A.            February              .609             N.A.
 March                .674             N.A.            March                 .598             N.A.
 April                .659             N.A.            April                 .598             N.A.
 May                  .662             N.A.            May                   .613             N.A.
 June                 .648             N.A.            June                  .600             N.A.
 July                 .648             N.A.            July                  .613             N.A.
 August               .652             N.A.            August                .595             N.A.
 September            .634             N.A.            September             .589             N.A.
 October              .611             N.A.            October               .596             N.A.
 November             .639             N.A.            November              .607             N.A.
 December             .639             N.A.            December              .602             N.A.
1995:                                                 1999:
 January              .633             N.A.            January               .608             1.136
 February             .631             N.A.            February              .624             1.103
 March                .617             N.A.            March                 .621             1.076
 April                .620             N.A.            April                 .621             1.057
 May                  .630             N.A.            May                   .624             1.042
 June                 .627             N.A.            June                  .634             1.035
 July                 .626             N.A.            July                  .617             1.071
 August               .645             N.A.            August                .623             1.056
 September            .631             N.A.            September             .607             1.068
 October              .633             N.A.            October               .608             1.055
 November             .652             N.A.            November              .626             1.009
 December             .645             N.A.            December              .618             1.006
1996:                                                 2000:
 January              .661             N.A.            January               .619             .971
 February             .653             N.A.            February              .633             .964
 March                .655             N.A.            March                 .628             .955
 April                .664             N.A.            April                 .645             .938
 May                  .645             N.A.            May                   .666             .912
 June                 .644             N.A.            June 29               .659             .952
 July                 .642             N.A.
 August               .639             N.A.
 September            .639             N.A.
 October              .615             N.A.
 November             .595             N.A.
 December             .583             N.A.

Source: Bloomberg L.P.

The Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, since these markets are volatile and are constantly changing, depending on the activity at any particular time of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies, and since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not be indicative of the amount in United States dollars the Trusts would receive had the Trustee sold any particular currency in the market. The foreign exchange transactions of the Trusts will be conducted by the Trustee with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. Although foreign exchange dealers trade on a net basis, they do realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offer price).

Concentrations

Banks and Thrifts. Certain Trusts may be considered to be concentrated in common stocks of financial institutions. See "Risk Factors" in the prospectus which will indicate, if applicable, a Trust's concentration in this industry. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Bank and thrift institutions had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991 and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Securities in the Trust's portfolio cannot be predicted with certainty. The recently enacted Gramm-Leach-Bliley Act repealed most of the barriers set up by the 1933 Glass-Steagall Act which separated the banking, insurance and securities industries. Now banks, insurance companies and securities firms can merge to form one-stop financial conglomerates marketing a wide range of financial products to investors. This legislation will likely result in increased merger activity and heightened competition among existing and new participants in the field. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations, and legislation to liberalize interstate banking which has recently been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Starting in mid-1997, banks were allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. In late 1993 the United States Treasury Department proposed a restructuring of the banks regulatory agencies which, if implemented, may adversely affect certain of the Securities in the Trust's portfolio. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in a Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently enacted. Among other benefits, the legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on a Trust's portfolio.

The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

Small-Cap Companies. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Portfolios

 Equity Securities Selected for the European Target 20 Portfolio, 3(rd)
                           Quarter 2000 Series



ABN AMRO Holding NV, headquartered in Amsterdam, the Netherlands, provides full-service banking operations both in the Netherlands and worldwide.



Abbey National Plc, headquartered in London, England, offers personal banking services through its locations in the United Kingdom, France, Gibraltar, Italy, Spain and other countries worldwide.



Anglo American Plc, headquartered in London, England, holds investments in gold, platinum, diamond, uranium, coal and other mineral mining companies in South Africa, Brazil and the United States. The company also invests in industrial, commercial, finance and insurance companies and small businesses; and provides property development services.



BASF AG, headquartered in Ludwigshafen, Germany, is a chemical producing group. Its main fields of business are health and nutrition, colorants and finishing products, chemicals, plastics and fibers, and oil and gas.



Barclays Plc, headquartered in London, England, is a financial services group engaged primarily in the banking and investment banking businesses. Through its subsidiary, Barclay Bank Plc, the company offers commercial and investment banking, insurance, financial and related services in more than 60 countries.



Bayer AG, headquartered in Leverkusen, Germany, manufactures industrial chemicals and polymers, as well as human and animal healthcare products, pharmaceuticals and agricultural crop protection agents. The company markets its products to the automotive, electronic, medical, construction, farming, textile, utility and printing industries worldwide.



CGNU Plc, headquartered in London, England, is the holding company for Commercial Union Assurance Company Plc, an international life and property-casualty insurance operation. Through its subsidiary, the company transacts all classes of insurance and life assurance excluding industrial life. The company also does business in property investment and development, loans and mortgages.



DaimlerChrysler AG, headquartered in Stuttgart, Germany, designs, manufactures and markets automobiles and other vehicles worldwide. The company also provides electronics and telecommunications services as well as aerospace, defense and financial services.



Diageo Plc, headquartered in London, England, has operations in food, alcoholic beverages, fast food restaurants and property management. The company markets food products under the "Pillsbury," "Haagen Dazs," and "Green Giant" brand names; and liquor and beer products under the "Smirnoff," "J&B Rare," "Johnnie Walker," "Jose Cuervo," "Baileys," "Harp" and "Guinness Stout" names. The company also owns "Burger King" restaurants.



ENI SpA, headquartered in Rome, Italy, is a fully integrated oil and gas company with operations worldwide. The company explores for, distributes, refines and markets petroleum products. The company also provides offshore oil and gas pipelaying services.



HSBC Holdings Plc, headquartered in London, England, is one of the largest banking and financial services organizations in the world. The company provides a comprehensive range of banking and related financial services in more than 80 countries and territories.



Halifax Group Plc, headquartered in Halifax, England, provides a full range of personal financial services throughout the United Kingdom.



Lloyds TSB Group Plc, headquartered in London, England, through subsidiaries and associated companies, offers a wide range of banking and financial services throughout the United Kingdom and a number of other countries.



RWE AG, headquartered in Essen, Germany, is one of Germany's largest energy utility companies. Through subsidiaries, the company operates worldwide, offering products and services in the energy, mining, raw materials, petroleum, chemicals, waste disposal, mechanical and plant engineering, construction and civil engineering business sectors.



Rio Tinto Plc, headquartered in London, England, is an international mining company with operations in Australia, Canada, Europe, New
Zealand, South Africa, South America and the United States.



Royal Bank of Scotland Group Plc, headquartered in Edinburgh, Scotland, is a holding company that provides a wide range of banking, insurance and finance-related activities. The company's principal subsidiary, Royal Bank of Scotland, is a clearing bank that operates internationally. Citizens Financial Group is their U.S. subsidiary, and Angel Trains provides rolling stock leasing services.



San Paolo-IMI SpA, headquartered in Turin, Italy, operates as a commercial bank in Italy and abroad and is the holding company of a diversified financial group which includes municipal lender "Crediop."



ScottishPower Plc, headquartered in Glasgow, Scotland, is an integrated power and energy group which generates and supplies electricity and provides electrical power systems throughout the United Kingdom. The company also supplies water and waste water services, operates in the gas and telecommunications sectors, and sells and services electrical goods and home entertainment appliances.



Societe Generale, headquartered in Paris, France, provides full banking and financial services through both domestic and foreign offices. The company offers clients asset management, capital market services, equity investments and specialized financing, and operates in 80 countries.



Unilever Plc, headquartered in London, England, manufactures branded and packaged consumer goods including food, detergents, fragrances and personal care products. The company shares operations with Unilever N.V. The two companies are linked by a series of agreements and operate as a single entity as much as possible. The company sells its products internationally.



  Equity Securities Selected for the Target Small-Cap Portfolio, 3(rd)
                           Quarter 2000 Series


The 3DO Company, headquartered in Redwood City, California, develops, publishes and distributes interactive entertainment software products for multiple platforms including IBM-compatible personal computers and the Sony PlayStation, Nintendo 64 and Internet platforms. The company markets and publishes its products worldwide under multiple brand names including New World Computing, Cyclone Studios, Team .366, and Studio 3DO.



Advanced Digital Information Corporation, headquartered in Redmond, Washington, designs, makes, markets and supports specialized data storage peripherals used to back up and archive electronic data for PC-based and UNIX client/server network computing environments.



Affiliated Managers Group, Inc., headquartered in Boston, Massachusetts, acquires equity interests in investment management firms. The company's affiliates provide investment management services, mainly in the U.S. and Europe, to mutual funds, partnerships and institutional and individual clients.



American Capital Strategies, Ltd., headquartered in Bethesda, Maryland, provides senior debt, subordinated debt and equity to companies in need of capital for employee or management buyouts, growth, acquisitions, liquidity and restructurings. The company also provides financial advisory services to businesses.



ANADIGICS, Inc., headquartered in Warren, New Jersey, is a leading supplier of radio frequency and microwave integrated circuits used to receive and transmit signals in high volume communications applications in cable and direct broadcast television systems, cellular and personal communication (PCS) systems, and fiber optic communications systems. The company's high frequency integrated circuits can typically replace 30 to 100 discrete components, permitting manufacturers of end products to reduce the size and weight of their products, improve reliability, reduce manufacturing time and cost, and enhance system performance.



Atlantic Coast Airlines Holdings, Inc., headquartered in Dulles, Virginia, operates a regional airline serving 25 states, operating mainly from Dulles International Airport, which serves the northern Virginia and Washington, D.C. markets. The company markets itself as "United Express" and is the only code-sharing regional airline for United Airlines, Inc. operating as United Express in the eastern United States.



Atwood Oceanics, Inc., headquartered in Houston, Texas, provides contract drilling of exploratory and development oil and gas wells in offshore areas; provides related support, management and consulting services; and manages the operations of two operator-owned platform rigs in Australia.



Avant! Corporation, headquartered in Fremont, California, develops, markets and supports integrated circuit design automation software for deep-submicron (much less than a millionth of a meter) integrated circuits. The company markets its products in North America, Asia and Europe.

Brooktrout Inc., headquartered in Needham, Massachusetts, provides high performance, high quality electronic communications products to system vendors, service providers and value added resellers who are dependent on electronic information exchange. The company's products include a broad range of multi-channel fax, data and voice boards, CTI solutions and services, rapid application development tools, fax and voice systems, network interface cards, modems and xDSL systems which enable its customers to deliver a wide range of solutions for the integration and cost-effective management of voice, fax and data communications.



Tom Brown, Inc., headquartered in Denver, Colorado, explores for, acquires, develops, produces and sells crude oil and natural gas, principally in Texas and Wyoming. The company also, to a lesser extent, conducts exploration and development activities in other areas of the continental United States.



Cal Dive International, Inc., headquartered in Houston, Texas, provides subsea construction, maintenance and salvage services to the offshore natural gas and oil industry in the United States Gulf of Mexico. Services are provided in depths ranging from the shallowest to the deepest waters of the Gulf. The company also acquires and operates mature offshore natural gas and oil properties, providing customers a cost-effective alternative to the decommissioning process.



The Cheesecake Factory Incorporated, headquartered in Calabasas Hills, California, operates upscale, full-service, casual dining restaurants under the name "The Cheesecake Factory" in 11 states and Washington, D.C. The company also operates a self-service, limited menu "express" operation at DisneyQuest in Orlando, Florida and a bakery production facility.



Cohu, Inc., headquartered in San Diego, California, designs and makes test handling equipment used in the final test of integrated circuits; and electronic products used in electronic imaging, surveillance, detection and microwave communication.



The Cooper Companies, Inc., headquartered in Pleasanton, California, through subsidiaries, develops, makes and markets contact lenses; and develops, makes and distributes diagnostic and surgical instruments and equipment.



Copart, Inc., headquartered in Benicia, California, provides vehicle suppliers, mainly insurance companies, with a full range of services to process and sell salvage vehicles through auctions, principally to licensed dismantlers, rebuilders and used vehicle dealers.



Cross Timbers Oil Company, headquartered in Fort Worth, Texas, acquires, exploits and develops producing oil and gas properties, with operations in Texas, Kansas, New Mexico, Oklahoma and Wyoming. The company also owns and operates a gas gathering system in Oklahoma.



Davox Corporation, headquartered in Westford, Massachusetts, develops, markets, implements, supports and services outbound and inbound/outbound management systems for call center operations, which are responsible for business applications including credit/collections, customer service, telephone sales and fund raising.



Dura Pharmaceuticals, Inc., headquartered in San Diego, California, markets and develops prescription pharmaceuticals, drug delivery and monitoring systems for the treatment of asthma, hay fever, chronic obstructive pulmonary disease, the common cold and other respiratory illnesses; and operates a mail service pharmacy. The company also operates a mail order prescription drug pharmacy.



F5 Networks, Inc., headquartered in Seattle, Washington, provides integrated Internet traffic management solutions designed to improve the availability and performance of Internet-based servers and applications. Products monitor and manage local and geographically dispersed servers and direct traffic to the server best able to handle a user's request.



FileNET Corporation, headquartered in Costa Mesa, California, develops, markets and services a family of integrated document management software products designed to manage information and enhance enterprise productivity. The company's Internet and client/server solutions provide workflow, document imaging, electronic document management, and report management software.



General Semiconductor, Inc., headquartered in Melville, New York, designs, makes and sells low-to-medium-power rectifiers, small signal diodes and transistors, transient voltage suppressors and zener diodes in axial, bridge, power and surface mount packages. The company's discrete semiconductor products are generally characterized by long product life cycles.



Greater Bay Bancorp, headquartered in Palo Alto, California, operates a banking business through regional offices serving the greater Bay Area from San Francisco to San Jose, California. The company provides commercial banking and financial services to small and medium-sized businesses and individuals.



Hain Celestial Group, Inc., headquartered in Uniondale, New York, sells and distributes a full line of natural foods, cooking oils, sugar-free, medically directed snack foods, low sodium food products, snacks and cheese and mayonnaise products, kosher foods, snack products and dry milk products. Products are marketed under the "Hain," "Celestial Seasonings," "Weight Watchers" and "Boston Popcorn" brand names.



The InterCept Group, Inc., headquartered in Norcross, Georgia, develops a suite of fully integrated electronic commerce products and services primarily for community financial institutions in the United States.



Kent Electronics Corporation, headquartered in Sugar Land, Texas, distributes electronic connectors, wire and cable, and modems, hubs, switches and routers; makes electronic interconnect assemblies, sheet metal fabrication, plastic injection molding, fabricated battery power packs, and other subassemblies; and redistributes specialty wire and cable.



Landstar System, Inc., headquartered in Jacksonville, Florida, through subsidiaries, operates as a truckload carrier in North America, transporting a variety of freight including iron and steel, automotive products, paper, lumber and building products, aluminum, chemicals, foodstuffs, heavy machinery, ammunition and explosives, and military hardware.



Mentor Corporation, headquartered in Santa Barbara, California, develops, makes and sells a broad range of products for the medical specialties of plastic and reconstructive surgery, urology and ophthalmology. The company's product line include implants, incontinence products, and cancer diagnosis and treatment products and are marketed internationally.



P.F. Chang's China Bistro, Inc., headquartered in Phoenix, Arizona, owns and operates full service Chinese restaurants under the P.F. Chang's name featuring traditional cuisine from various culinary regions of China.



Professional Detailing, Inc., headquartered in Upper Saddle River, New Jersey, provides detailing services to pharmaceutical-industry clients in order to promote their products to prescribing physicians and others. The company specializes in product detailing programs for both over-the-counter and prescription pharmaceuticals.



Project Software & Development, Inc., headquartered in Bedford,
Massachusetts, develops, markets and supports applications software used by businesses, government agencies and other organizations to assist them in maintaining and developing high-value capital assets such as facilities, plants and production equipment.



ResMed Inc., headquartered in San Diego, California, makes and distributes medical equipment for the treatment of sleep disordered breathing related respiratory conditions. The company sells a comprehensive range of treatment and diagnostic devices



Ruby Tuesday, Inc., headquartered in Maryville, Tennessee, operates a chain of casual dining restaurants under the names "Ruby Tuesdays," "Mozzarella's American Cafe" and "Tia's Tex-Mex."



ScanSource, Inc., headquartered in Greenville, South Carolina, distributes automatic identification and point of sale products that interface with computer systems to automate the collection, processing and communication of information used in connection with retail sales and other commercial and industrial applications. The company's products are used in distribution, shipping, inventory control, materials handling and warehouse management.



SkyWest, Inc., headquartered in St. George, Utah, operates as a regional air carrier providing passenger and air freight service in the western United States. The company also provides air tours and general aviation services, and provides car rental services.



Stericycle, Inc., headquartered in Lake Forest, Illinois, uses proprietary technology to provide environmentally responsible management of regulated medical waste for the healthcare industry.



Take-Two Interactive Software, Inc., headquartered in New York, New
York, designs, develops, publishes and markets interactive software games.





The Topps Company, Inc., headquartered in New York, New York, markets collectible picture products featuring professional athletes as well as popular television, movie and comic book characters; distributes Bazooka brand bubble gum as well as branded lollipops, novelty candy products, collectible toys, comic books and sticker and album collections.



Tweeter Home Entertainment Group, Inc., headquartered in Canton,
Massachusetts, operates retail stores under the "Tweeter," "Bryn Mawr" and "HiFi Buys" names in the New England, Mid-Atlantic and Atlanta,

Georgia markets, respectively, which feature an extensive selection of home and car audio systems and components, portable audio equipment, and home video products.



Ultimate Electronics, Inc., headquartered in Thornton, Colorado, operates stores in nine western and midwestern states under the names "SoundTrack," "Ultimate Electronics" and "Audio King," which sell home entertainment and consumer electronics products.



Ventana Medical Systems, Inc., headquartered in Tucson, Arizona, develops, makes and sells proprietary instrument/reagent systems that automate immunohistochemistry and in situ hybridization tests for the analysis of cells and tissues on microscope slides. The company's tests are used in diagnosing and selecting treatment for cancer.


We have obtained the foregoing company descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

                CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits


                               S-1
                           SIGNATURES

     The Registrant, FT 439, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; and FT 438 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 439, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on June 30, 2000.

                              FT 439

                              By   NIKE SECURITIES L.P.
                                        Depositor




                              By   Robert M. Porcellino
                                   Senior Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

David J. Allen       Sole Director       )
                     of Nike Securities  )
                     Corporation, the    )   June 30, 2000
                     General Partner of  )
                     Nike Securities L.P.                )
                                         )
                                         )
                                         )  Robert M. Porcellino
                                         )   Attorney-in-Fact**
                                         )
                                         )



       * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated herein by this reference.

                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We  consent  to the reference to our firm under the  caption
"Experts" and to the use of our report dated June 30, 2000 in Amendment No. 2 to the Registration Statement (Form S-6) (File
No. 333-37318) and related Prospectus of FT 439.



                                               ERNST & YOUNG LLP


Chicago, Illinois
June 30, 2000


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.



                               S-4
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1 Form of Trust Agreement for FT 439 among Nike Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-43955] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).
                               S-5

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-63483] filed on behalf of The First Trust Combined Series 258).



                               S-6